1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone:     805.373.4545
Fax:         805.373.4450
June 16, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for year ended December 30, 2007 Filed February 28, 2008 File #1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated hereby responds to the comment letter dated May 30, 2008 (received via facsimile on June 2, 2008), related to the above-referenced filing, as follows. The numbered paragraphs below correspond to the numbered comments in your comment letter.
Form 10-K for the fiscal year ended December 30, 2007
Business, page 1
1.	In future filings, please provide the information required by Item 101(c)(ix) of Regulation S-K if applicable.
RESPONSE:
In future filings, we will provide the information required by Item 101(c)(ix) of Regulation S-K if applicable. Specifically, Item 101(c)(ix) calls for “[a] description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.” We wish to note that we do disclose on pages 1, 10 and 52 of the 2007 Annual Report on Form 10-K (“Form 10-K”) that sales to the U.S. Government (including as a prime contractor and subcontractor) constituted 41% of total sales for 2007. Of those “Government” sales, we disclose the breakdown of fixed price-type contracts (41%) versus cost plus fee-type contracts (59%).

Securities and Exchange Commission
June 16, 2008

On pages 14, 15 and 16, we describe the many risks associated with such a large portion of our revenues being derived from U.S. Government contracts, including those risks associated with termination-for-convenience provisions and fixed price contracts. Termination for convenience clauses are generally included in all Government contracts. Even if there is no express termination for convenience clause in a contract, courts have found such clauses to be present as a matter of public procurement policy. We will clarify our disclosure in future filings.
Profits generally are not subject to renegotiation. The Federal Acquisition Regulations (FAR) have guidelines as to the amount of profit considered appropriate for various types of cost-based contracts, but this we do not believe is a renegotiation concept. On page 16 of the Form 10-K, we disclose that under fixed price type contracts, we bear the inherent risk that actual performance cost may exceed the fixed contract price and that we may lose money or generate less than expected profits on such contracts. In future filings, we can clarify that such contracts are not subject to any renegotiation of profits if we fail to anticipate technical problems, estimate costs accurately or control costs during performance.
Contractual Obligations, page 43
2.	Please revise future filings to include the cash requirements for interest on your long-term debt in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer SEC Release #33-8350, specifically footnote 46.
RESPONSE:
In future filings, we will include the estimated cash requirements for interest and related fees on long-term debt in the tabular presentation. We will footnote the estimated cash requirements to explain how the amount is calculated.
Critical Accounting Policies, page 53
Aircraft Product Liability Reserve, page 54
3.	In order to increase the transparency of your disclosure surrounding your aircraft product liability reserve, please revise future filings to specifically discuss the amount of the liability you have recorded and the significant drivers that result in changes in that liability.
RESPONSE:
In future filings, in addition to reporting the amount of the aircraft product liability reserve in Part II, Item 7, Estimates and Reserves, page 53 and Schedule II, page 106, we will include the amount of the reserve and identify the significant drivers that impact the reserve in the Critical Accounting Policy for Aircraft Product Liability Reserve. The significant drivers that impact changes to the reserve are the number and nature of claims, the level of annual

Securities and Exchange Commission
June 16, 2008

self-insurance retentions, historic payments and consultations with our insurers and outside counsel, all of which are used as a basis for estimating future losses.
Outlook, page 59
4.	We note your inclusion of a non-GAAP earnings per share measurement here as well as in your Form 8-Ks that present your financial results. Please provide us with a comprehensive discussion regarding why you believe it is appropriate to present a measure that excludes the impact of pension expense and stock option expense given your compensation costs appear to be a necessary and recurring cost of running your business. Reference Release No. 33-8176.
RESPONSE:
Throughout the text of our Form 10-K, including the Outlook section, our discussion of earnings per share in all instances is based on EPS as defined by GAAP. Within the text of the outlook, we chose to highlight other measures used by the investment community when evaluating our financial performance in comparison to other periods and to the performance of other companies in our industry. In future filings, we will not include the Earnings Per Share Summary table, and the non-GAAP information presented thereon.
Consolidated Statements of Stockholders’ Equity, page 71
5.	Please clarify for us why you have included the effect of your adoption of SFAS 158 in your comprehensive income. Reference paragraph A7 of SFAS 158.
RESPONSE:
When we adopted SFAS No. 158 in fiscal year 2006 we included in comprehensive income, with the Minimum Benefit Plan Liability Adjustment, the impact from the initial adoption, net of taxes of $41.1 million. In our 2006 Annual Report on Form 10-K, on page 78, under Note 2. Summary of Significant Account Policies, Recent Accounting Pronouncements, SFAS No. 158, we disclosed the impact of the adoption. In future filings, we will include the initial impact, net of taxes of $41.1 million after comprehensive income in the Consolidated Statement of Stockholders’ Equity for fiscal year 2006 with a corresponding adjustment to the Minimum Benefit Plan Liability Adjustment.
The reference to SFAS No. 158 in the Consolidated Statement of Stockholders’ Equity for fiscal year 2007 will be deleted in future filings as there was no impact from the initial adoption in 2007.
Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79
6.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms of and your accounting for the minority interest shares of Ocean Design Inc. yet to be acquired. Reference EITF Topic D-98.

Securities and Exchange Commission
June 16, 2008

RESPONSE:
In future filings, we will include the additional language from page 44 of our Form 10-K regarding the terms of the minority interest shares of Ocean Design, Inc. (“ODI”) yet to be acquired. We will incorporate the following paragraph from page 44 of our Form 10-K in our Business Acquisition footnote:
Pursuant to agreements in connection with our acquisition of a majority interest in ODI, the ODI minority stockholders have the contractual option to sell their shares to Teledyne Instruments following the end of each quarter through the quarter ended March 31, 2009, at a formula-determined price based principally on ODI’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the twelve months preceding each applicable quarter end. All shares not sold to Teledyne Instruments following the quarter ended March 31, 2009, are required to be purchased by Teledyne Instruments following the quarter ended June 30, 2009, at a same formula-determined price, at which time Teledyne Instruments will own all of the ODI shares held by the participating stockholders. At December 30, 2007, total cash paid, including the initial investment and subsequent share purchases, for Teledyne’s interest in ODI, net of cash acquired, was $35.3 million. Based on the formula-determined purchase price as of the quarter ended December 30, 2007, the aggregate amount of funds required to repurchase all the shares held by the remaining minority ODI stockholders would be approximately $57.3 million. However, the actual aggregate amount of funds that we will spend to repurchase the shares held by minority stockholders through June 30, 2009, could be significantly higher or lower than this amount, as that amount will depend on when individual stockholders elect to exercise their put options and on the financial performance of ODI. Teledyne Technologies has guaranteed the payment obligation of its subsidiary, Teledyne Instruments.
In future filings, we will also more fully address the accounting for the minority interest shares of ODI yet to be acquired. As noted in Note 3. Business Acquisitions, Goodwill and Intangible Assets on page 79 of our Form 10-K, in August 2006, we acquired a majority interest (51%) in ODI for approximately $30 million in cash. In accordance with the purchase accounting method, we consolidated 100% of ODI’s assets and liabilities and recorded a minority interest account to represents the 49% of ODI that was not purchased. Subsequent to the initial acquisition and through December 30, 2007, we made several additional purchases of the outstanding minority interest for cash. With each subsequent purchase we increased goodwill and also decreased the minority interest account balance. We consolidate 100% of ODI’s revenue and costs and record an expense to reflect the minority ownership of ODI’s net income. Since the initial acquisition, the minority interest account has increased for the minority ownership percentage interest in the net income of ODI. At December 30, 2007, the minority interest ownership of ODI was 38.2% and the minority interest account balance of $8.0 million is included in other long term liabilities on our balance sheet.

Securities and Exchange Commission
June 16, 2008

Note 8. Stockholders’ Equity, page 86
Performance Share Plan, page 90
7.	With a view towards future disclosure, please clarify for us how you are recognizing the expense associated with your performance share units and tell us if any expense has been recognized for the performance cycles for the three-year period ended December 28, 2008 or for the three-year period ended January 1, 2006. In addition, please tell us, and disclose in future filings, the amount of the total unrecognized compensation expense related to these units.
RESPONSE:
The expense for the Performance Share Plan is recognized over the three year performance period and paid out over the following three years. Payouts under the Performance Share Plan include both a cash amount and shares of Teledyne Technologies common stock. Depending on actual performance the payout can range from zero to double the target amount. The amount expensed is adjusted based on projected performance. For example, for the 2003 to 2005 performance period, the expense was recognized over fiscal years 2003, 2004 and 2005 and was paid out over fiscal years 2006, 2007 and 2008. For the 2006 to 2008 performance period the expense is being recognized over fiscal years 2006, 2007 and 2008 and will be paid out over fiscal years 2009, 2010 and 2011. The methodology used to calculate the amounts expensed for the 2006 to 2008 performance period follows the requirements of SFAS No. 123(R).
For the 2003 to 2005 performance period, Teledyne Technologies recognized a total of $7.8 million in compensation expense for the 2003 to 2005 performance period. For the 2006 to 2008 performance period, the target amount of expense was $5.9 million, which represents $2.9 million in cash and 88,082 shares of Teledyne common stock at an underlying stock price of $32.35 per share. For the 2006 to 2008 performance period, Teledyne Technologies recognized a total of $6.8 million in compensation expense during 2006 and 2007. At December 30, 2007, there was $3.4 million of estimated total unrecognized compensation cost related to the Performance Share Plan to be recognized in 2008, assuming current expected performance measures do not change. We will include this disclosure in future filings.
Form 10-Q for the quarterly period ended March 30, 2008
Item 4. Controls and Procedures, page 24
8.	We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. In addition, please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports

Securities and Exchange Commission
June 16, 2008

submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and were effective to ensure that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).
RESPONSE:
We hereby confirm in regard to our Form 10-Q for the quarterly period ended March 30, 2008 (“Form 10-Q”), and will clarify in future filings, that our disclosure controls and procedures are also designed for the purpose of ensuring that material information required to be made in our reports is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.
In addition, in regard to our Form 10-Q, we hereby confirm and will clarify in future filings that our Chairman, President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, with the participation and assistance of other members of management, have concluded that (1) our disclosure controls and procedures were effective to ensure that information required to be disclosed in our Form 10-Q is recorded, processed, summarized and reported within the specified time periods, and (2) our disclosure controls and procedures were effective to ensure that material information required to be in our Form 10-Q is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.
In future filings, we will undertake simply to disclose, after appropriate evaluation, the conclusions of our Chairman, President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer that our disclosure controls and procedures are effective or ineffective, whichever the case may be.
Proxy Statement
Compensation Discussion and Analysis, page 31
Short Term Incentives, page 33
9. In future filings, please identify and quantify the individual performance objectives.
RESPONSE:
As noted on page 33 of the Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, 20% of the target bonus for each named executive officer under the Company’s Annual Incentive Plan is tied to specific individual performance objectives. These performance objectives typically consist of five or six goals for each individual that are weighted in terms of importance. Some of the goals are the same for all named executive officers and some are unique to specific individuals. The goals are qualitative and quantitative in nature.

Securities and Exchange Commission
June 16, 2008

In 2007, no individual goal for any named executive officer was tied to more than 7.5% of a named executive officer’s actual bonus. As a result, we do not think that any specific goal is material and therefore is required to be disclosed. However, in future proxy statements we will provide descriptions of some of the more significant individual goals in order to provide stockholders with greater visibility into this aspect of our Annual Incentive Plan. We do not believe it is necessary or required to disclose quantitative performance targets, however, unless we determine that the specific performance goal containing those targets is material to the named executive officer’s actual bonus.
Stock Options, page 35
10.	In future filings, please discuss how the committee determined the number of options to grant to the named executive officers.
RESPONSE:
In future filings, we will discuss how the committee determined the number of options to grant to named executive officers.
          The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this response letter, please contact the undersigned at 805 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at 805 373-4720.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer